UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

Samsonite Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79604v105

(CUSIP Number)

Roger Barton

5650 Yonge Street, 5th Floor

Toronto, Ontario M2M 4H5

(416) 730-5321

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79604v105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ontario Teachers’ Pension Plan Board

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 115,174,749

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 115,174,749

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,174,749

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.3%

14.	Type of Reporting Person (See Instructions) EP

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D (the “Amendment”) amends and supplements the information set forth in the Statement on Schedule 13D filed by the Reporting Person on August 11, 2003 and amended by Amendment No. 1 on August 28, 2003, Amendment No. 2 on September 25, 2003 and Amendment No. 3 on April 26, 2004 with respect to the Common Stock, par value $0.01 per share (“Common Stock”), of Samsonite Corporation, a corporation incorporated under the laws of the State of Delaware (the “Issuer”). The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, Colorado 80239.

Item 7 is hereby amended to add the following:

Item 7.	Material to Be Filed as Exhibits

Exhibit 6	Letter Agreement, dated as of April 19, 2004, between Stonebridge Development Limited, ACOF Management, L.P., Bain Capital (Europe) LLC and Ontario Teachers’ Pension Plan Board.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  April 29, 2004

ONTARIO TEACHERS’ PENSION PLAN
BOARD, an Ontario, Canada corporation

By:	/s/ Roger Barton
	Name:	Roger Barton
	Title:	Vice President, General Counsel and Secretary